

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Via E-mail
John C. Richels
Chief Executive Officer
New Public Rangers, L.L.C.
2501 Cedar Springs Rd.
Dallas, Texas 75201

> **Re: New Public Rangers, L.L.C.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 23, 2013**
> **File No. 333-192419**

Dear Mr. Richels:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 185

3. Pro Forma Adjustments and Assumptions, page 185

1. We reviewed your response to comment 19 in our letter dated December 18, 2013. While you conveyed in your response why the recognition of the onerous performance obligation is directly attributable to the merger, your response does not address the pro forma adjustment to eliminate the product purchases associated with the onerous performance obligation. As previously requested, please explain to us why the Partnership's monthly product purchases associated with the onerous performance obligation, as disclosed in Note 3(h), are eliminated and directly related to the merger.

2. We reviewed your response to comment 20 in our letter dated December 18, 2013 and the revisions to your disclosure. Please refer to footnote (1) to your response and clarify for us how a net increase of $119.9 million in intangible assets resulted in a decrease in

amortization for the periods presented aside from the impact of extending the estimated lives to 15 years. In addition, we note the partnership accelerated depreciation and amortization in fiscal year 2012 related to its Sabine plant due to the termination of a third-party fractionation agreement. Please tell us why you believe the pro forma adjustment to exclude the impact of the accelerated depreciation and amortization due to the termination of a third-party fractionation agreement in 2012 is directly attributable to the merger. Refer to Rule 11-02(b)(6) of Regulation S-X.

3. We reviewed your responses to comments 21 and 22 in our letter dated December 18, 2013. You indicate that assuming the transaction had been consummated at an earlier time the application of fair value would not have resulted in the recognition of Crosstex's historical impairment charge and amortization expense of capitalized debt issuance cost. It is not evident that the events that gave rise to Crosstex's historical impairment charge are directly attributable to the acquisition transactions or how reversal of your historical amortization of debt issuance costs is directly related to the transaction. Please revise or advise.

4. We note your response to comment 23 in our letter dated December 18, 2013. Please revise to show how you determined the income attributable to the non-controlling interests in New Public Rangers beginning with net income from continuing operations, pro forma, as adjusted for New Public Rangers for the nine months ended September 30, 2013 and year ended December 31, 2012, respectively.

Item 21. Exhibit and Financial Statement Schedules, page II-2

Exhibit 5.1

5. Your assumption in the fifth paragraph as to the legal authority of "all persons executing and delivering the documents" that you examined is inappropriate as it relates to New Public Rangers, L.L.C. Please revise this assumption accordingly.

Exhibit 8.1

6. We note your disclosure in the section "U.S. Federal Income Tax Treatment of the Crosstex Merger" that counsel is required to give an opinion that the Crosstex and Devon merger "will be treated as a transaction described in Section 351(a) of the Code," as well as your statement in the first paragraph of this section that the Crosstex and Devon merger "are intended to be treated as a transaction described in Section 351(a)" of the Code and your description in the first and third paragraphs of this section of the federal income tax consequences "[a]ssuming the Crosstex merger is characterized" as such. It appears to be inappropriate for counsel to assume that the merger will be treated as a transaction described in Section 351(a) of the Code. Please revise. Refer to Sections III.C.2-3 of Staff Legal Bulletin No. 19.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3565 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters.  Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Lande Spottswood, Esq.